UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number:  000-17791

ATLANTA GOLD INC.

(formerly TWIN MINING CORPORATION)

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 18, 2007, Atlanta Gold Inc. issued a press release “Atlanta Gold Completes Second Tranche of Private Placement Financing” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

Date: May 22, 2007.

/s/ Bill Baird

Name:

Bill Baird

Title:

Director and

Interim CEO

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

May 18, 2007

Atlanta Gold Completes Second Tranche of Private Placement Financing

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announced that it has completed a further tranche of its previously announced (May 1, 2007) private placement offering of common shares at C$0.90 per share.  The Company issued 300,000 shares on the second tranche for gross proceeds of C$270,000, bringing the total gross proceeds received on the placement to $3,349,800.  The Company paid agent’s fees of C$181,008 in connection with the total offering.

The Company will use the net proceeds from the offering to explore its Atlanta gold property located in Idaho, U.S.A. and for working capital purposes.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in Atlanta which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho.  A long history of mining makes Atlanta very suitable for the development of new mining projects.  Atlanta was historically mined from at least 24 underground adits when the gold price was US$20 - $35 per ounce.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

For further information contact:

Bill Baird                                                                   Badshah Communications Group Ltd.

Interim CEO                                                              Telephone: (604) 408-7522

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com